Exhibit 12
Healthcare Realty Trust Incorporated
Statement regarding Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

							Pro-forma
	Nine Months Ended	Year Ended December 31,					Nine Months Ended
	September 30, 2009	2008	2007	2006	2005	2004	September 30, 2009
			(Restated)(1)
Earnings
Consolidated pretax income from continuing operations	$25,749	$20,985	$13,360	$13,198	$16,080	$25,365	$13,680

Fixed charges	37,941	50,164	53,672	53,832	48,785	44,102	50,014
Capitalized interest	(7,260)	(6,679)	(4,022)	(1,292)	(1,412)	(1,782)	(7,260)

Total Earnings	$56,430	$64,470	$63,010	$65,738	$63,453	$67,685	$56,434
Fixed charges
Interest expense	29,703	42,445	48,718	51,258	46,254	41,465	41,772
Estimated interest in rental expense (2)	978	1,040	932	1,282	1,119	855	982
Capitalized interest	7,260	6,679	4,022	1,292	1,412	1,782	7,260

Total Fixed charges	$37,941	$50,164	$53,672	$53,832	$48,785	$44,102	$50,014

Ratio of Earnings to Fixed Charges	1.49	1.29	1.17	1.22	1.30	1.53	1.13

							% Change
							24%

(1)	The years ended December 31, 2008, 2007, 2006, 2005, and 2004 have been restated for discontinued operations to conform to the September 30, 2009 presentation.

(2)	Assumes that approximately one-third of rent expense is representative of the interest factor.